December 22, 2006
VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 7010
Washington, DC 20549
Attention:    Jennifer R. Hardy
        Branch Chief-Legal
Division of Corporation Finance

Re:	Berry Plastics Holding Corporation
Amendment No. 1 to the Registration Statement on Form S-4
Filed on December 7, 2006
File No. 333-138380

Dear Ms. Hardy:

On behalf of Berry Plastics Holding Corporation (the “Company”), I am responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 19, 2006 to Ira G. Boots with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”).

For your convenience, your comments are reproduced in italics below followed by the Company’s responses to your comments.

Where indicated, the Company has included changes to its Registration Statement disclosure in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which the Company is filing contemporaneously with this response letter.

We have sent to your attention three courtesy copies of this letter and Amendment No. 2, marked to show changes against the copy of Amendment No.1 which was filed with the Commission on December 7, 2006.

General

1.
As discussed with you by telephone on December 14, 2006, it appears that errors may have occurred as file numbers were assigned to the guarantor subsidiaries listed on the facing sheet of the S-4 registration statement. Please contact our EDGAR Office at (202) 551-3615 to ensure that you have complied with the requirements of the EDGAR Filer Manual when making your electronic filings.

The Company has contacted the EDGAR Office and has complied with the requirements of the EDGAR Filer Manual.

Mr. Ira G. Boots
Berry Plastics Holding Corporation
December 19, 2006

Exhibit 5.1

2.	It is not clear why you have included an opinion based upon Indiana law since none of the guarantors or the registrant are incorporated in Indiana. Please advise.

In response to this comment, the Company has removed the legal opinion on Indiana law.

Exhibit 5.2

3.	Please delete the first qualification on page 6 since it is overly broad.

The purpose of this qualification is to explain that the benefits of certain undertakings, indemnities, or the ability to take certain actions pursuant to the Registered Notes relies, to a certain extent, on the actions of third parties. As our legal advisors cannot control the actions of such third parties, they believe that this is a reasonable and customary qualification for a legal opinion which addresses the validity and enforceability of such provisions. Our advisors’ legal opinion is, therefore, necessarily based on the assumption that such third parties will act on a reasonable basis and in good faith.

Thank you for your consideration. If you have any questions or comments, please contact me at (812) 424 2904.

Very truly yours,

/s/ Jeffrey D. Thompson

Jeffrey D. Thompson
General Counsel
Berry Plastics Holding Corporation

cc:	Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz